Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company

DISCLOSURE OF A MATERIAL FACT

INTEREST ON CAPITAL
COMPLEMENTARY TO INTEREST DISTRIBUTED IN THE FINANCIAL YEAR 2005

We wish to inform our Stockholders that at a meeting of the Board of Directors held on December 15, 2005, it was decided to distribute complementary interest on capital in addition to the mandatory dividend for 2005, bearing in mind the maximum attributable fiscal limit for 2005, as follows:

1.

the payment will be made by April 28, 2006, in the amount of R$ 0.33 per share, less 15% income tax at source, resulting in net interest of R$ 0.2805 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

2.	this complementary interest on capital amounts to approximately 16 times the interest on capital paid on a monthly basis;

3.

payment calculation will be based on the stockholding position as at December 26, 2005, although the respective credit entries will be accounted to the company’s books on December 30, 2005 on an individual stockholder basis.

At the time of the approval of the financial statements of 2005, the Board of Directors may declare to the Stockholders a further distribution of complementary interest on capital on the basis of the result reported for the 2005 fiscal year.

São Paulo-SP, December 15, 2005. BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL Investor Relations Officer